Exhibit 3.1

CERTIFIED RESOLUTIONS

of

SLAM CORP.

(Company)

Appleby Global Services (Cayman) Limited, Registered Office Service Provider of the Company, DOES HEREBY CERTIFY that the following is a true copy of the resolutions adopted by the members of the Company by way of an extraordinary general meeting held at 10:00 a.m. Eastern Time on 24 December 2025 and that such resolutions are still in force and effect as at the date hereof.

RESOLVED, as a special resolution that:

(a)	Article 49.7 of Slam’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.7:

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (i) 25 December 2026 (or 25 May 2027, if applicable under the provisions of this Article 49.7) and (ii) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable), divided by the number of the then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination by 25 December 2026, the Company may, without another vote of the Members, elect to extend the date to consummate the Business Combination on a monthly basis for up to five times by an additional one month each time after 25 December 2026, by resolution of the Directors, if requested by the Sponsor in writing, and upon five days’ advance notice prior to the applicable Termination Date, until 25 May 2027.”

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(b)	Article 49.8(a) of Slam’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by 25 December 2026 (or up to 25 May 2027, if applicable under the provisions of Article 49.7)”.

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Dated this 24th day of December 2025

By:

/s/ Isabel Mason
Isabel Mason

Authorised Signatory
For and on behalf of Appleby Global Services (Cayman) Limited

3 of 3	Filed: 24-Dec-2025 12:47 EST
www.verify.gov.ky File#: 369397	Auth Code: B32362191059